BRITISH AMERICAN TOBACCO

B A T Industries

RECEIVED
2004 NOV 29 P 12: 15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE No. 82-33

GC/KC/1000212727

19 November 2004

Globe House
4 Temple Place
London WC2R 2PG
United Kingdom

Alan F. Porter
Company Secretary

Tel +44 (0)20 7845 1507
Fax +44 (0)20 7845 2189
www.bat.com

Securities & Exchange Commission
450 5th Street N.W.,
Judiciary Plaza
Washington D.C. 20549
USA

04046681

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BEST AVAILABLE COPY

Dear Sirs

File 82-33

In accordance with the provisions of Rule 12g 3-2(b) of the Securities Exchange Act of 1934 ("the Act") I enclose the announcement that was filed with the London Stock Exchange today.

The enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act.

Kindly acknowledge receipt by signing and returning the attached copy of this letter.

Yours faithfully

PROCESSED
DEC 17 2004
THOMSON FINANCIAL

G C W Cunnington
Assistant Secretary

12/15

Attached: Honda to take equity stake in B.A.R.

Received..

BRITISH AMERIC
TOBACCO

news release

For immediate release: Friday, 19 November 2004

Honda to take equity stake in B

British American Tobacco said today that Honda plans to strengthen its involve
Racing (B.A.R) by becoming an equity partner for the first time. Honda is already an
new three year contract, chassis development partner, and sponsor.

The announcement follows the Lucky Strike B.A.R Honda team's most successful season to
achieved second place in the FIA Formula One Constructors' World Championship, and underli
determination to win the world championship.

British American Tobacco will own 55 per cent and Honda Motor Co., Ltd. 45 per cent of a new joint venture company which is planned to replace the existing B.A.R ownership structure.

Antonio Monteiro de Castro, Chief Operating Officer of British American Tobacco and a director of B.A.R, said: "We're delighted Honda wants to build on its involvement in a team that has gone from strength to strength this season."

Takanobu Ito, Managing Director of Honda Motor Co., Ltd., commented: "This is a natural extension of our relationship with B.A.R and is an important step for both partners. The new commitment will further strengthen the structure for cooperation with B.A.R as we push forward with our Formula One challenge."

British American Tobacco owns approximately 90 per cent of B.A.R (Holdings) Limited and hopes to secure the minority shareholders' co-operation in the restructuring.

If that co-operation cannot be obtained, British American Tobacco will seek the appointment of administrators to the holding company. The new joint venture company then expects to acquire, from the administrator, the shares in British American Racing GP Limited which operates the team and which is the holding company's principal asset.

The day-to-day activities of the team will not be affected by this process.

B.A.R is making a separate announcement today about the [illegible] joint venture.

ENQUIRIES
British American Tobacco Press Office
David Betteridge, Teresa La Thangue or Ann Tradigo
+44 (0) 20 7845 2888